

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

<u>Via Facsimile</u>
Mr. Kevin K. Nanke
Chief Financial Officer
Delta Petroleum Corporation
370 17th Street, Suite 4300
Denver, Colorado 80202

   Re: **Delta Petroleum Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2010
       Filed March 16, 2011
       Form 10-Q for Fiscal Quarter Ended March 31, 2011
       Filed May 10, 2011
       File No. 0-16203

Dear Mr. Nanke:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ W. Bradshaw Skinner

            W. Bradshaw Skinner
            Senior Assistant Chief Accountant